UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_____________________

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or

15d-16 of the Securities Exchange Act of 1934

For the month of September 2021

Commission File Number: 001-39928

_____________________

Sendas Distribuidora S.A.

(Exact Name as Specified in its Charter)

Sendas Distributor S.A.

(Translation of registrant’s name into English)

Avenida Ayrton Senna, No. 6,000, Lote 2, Pal 48959, Anexo A

Jacarepaguá

22775-005 Rio de Janeiro, RJ, Brazil

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F:   ☒      Form 40-F:   ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)):

Yes:   ☐      No:   ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)):

Yes:   ☐      No:   ☒

SENDAS DISTRIBUIDORA S.A.

Public-Held Company

Brazilian Taxpayer’s Registry No. 06.057.223/0001-71 Board of Trade Registry No. 33.300.272.909

NOTICE TO SHAREHOLDERS

Sendas Distribuidora S.A. (“Company”) hereby informs its shareholders and the market in general that the Board of Directors approved, on this date, ad referendum of the Company’s Annual General Shareholders’ Meeting to be held in 2022, destined to appreciate the financial statements referred to the fiscal year ending on December 31st, 2021, the payment of interest on equity referred to the period between January 1st, 2021 and December 31st 2021, in the gross amount of R$63,330,477.00 (sixty-three million, three hundred thirty thousand, four hundred seventy-seven reais), corresponding to R$ 0.0470334275221436 per common share (“Interest on Equity”), from which the amount related to withholding taxes (“IRRF” – “Imposto de Renda Retido na Fonte”) will be deducted, pursuant to the law in force, except with respect to shareholders that are immune and/or exempt. The Interest on Equity will be charged to the amount of the minimum mandatory dividend related to the fiscal year ended on December 31st, 2021.

The payment of Interest on Equity to the shares traded on B3 S.A. - Brasil, Bolsa, Balcão, as well as other shares registered with Itaú Corretora de Valores S.A., shall occur on October 14th, 2021, based on the shareholders’ position of October 5th, 2021 (including such date). The shares issued by the Company shall be traded ex-interest as from October 6th, 2021.

With respect to the American Depositary Receipts representing the Company's common shares traded on the New York Stock Exchange – NYSE (“ADR”), the payment shall be one by JPMorgan Chase Bank, N.A., the depositary bank of the ADRs. Holders of ADRs can obtain information regarding the payment of Interest on Equity at https://adr.com.

São Paulo, September 30th, 2021.

SENDAS DISTRIBUIDORA S.A.

Gabrielle Helú

Investor Relations Officer

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 30, 2021

Sendas Distribuidora S.A.

By: /s/ Daniela Sabbag Papa

Name: Daniela Sabbag Papa

Title: Chief Financial Officer

By: /s/ Gabrielle Helú

Name: Gabrielle Helú

Title: Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.